TERM INSURANCE BENEFIT ON LIFE OF INSURED SPOUSE

This benefit is a pan of this contract only if it is listed on a contract data page.

Benefit - We will pay an amount under this benefit if we receive due proof that the insured spouse died: (1) in the term period for the benefit; and (2) while this contract was in force and not in default beyond the last day of the grace period. We will pay this amount to the beneficiary for insurance payable upon the insured spouse's death. But our payment is subject to ail the provisions of the benefit and of the rest of this contract. The phrase insured spouse means the Insured's spouse named in the application for this contract.

We show the amount of term insurance under this benefit on a contract data page. We also show the term period for the benefit there. The term period starts on the contract date.

Benefit Premiums and Charges -We show the premiums for this benefit on a contract data page. From each premium payment, we make the deductions shown under Schedule of Deductions from Premium Payments in these pages and the balance is the invested premium amount which is added to the Contract Fund.

The monthly charge for this benefit is deducted on each monthly date from the Contract Fund. The amount of that charge is included in the Schedule of Monthly Deductions from the Contract Fund in the contract data pages.

Benefit premiums and monthly charges stop on the earliest of: (1) the death of the Insured, (2) the death of the insured spouse, and (3) the first contract anniversary that follows the end of the term period.

PAID-UP INSURANCE

Paid-Up Insurance on Life of Insured Spouse - If the Insured dies in the term period for this benefit, while this contract is in force and not in default past the last day of the grace period, and while the insured spouse is living, the insurance on the life of the insured spouse under the benefit will become paid-up term insurance during the remainder of the term period. While the paid-up insurance is in effect, the contract will remain in force. The paid-up insurance will have cash values but no loan value.

If this benefit becomes paid-up, it may be surrendered for its net cash value. This will be the net value on the date of surrender of the paid-up insurance plus any dividend credits. But, within 30 days after a contract anniversary, the net cash value will not be less than it was on that anniversary, adjusted for any dividend credits that were surrendered since then. We base this net cash value on the insured spouse's age and sex. The insured spouse's age at any time will be his or her age last birthday on the contract date plus the length of time since that date. We use the Commissioners 1980 Standard Ordinary Morality Table. We use continuous functions based on age last birthday. We use an effective interest rate of 4% a year.

We will usually pay any cash value promptly. But we have the right to postpone paying it for up to six months. If we do so for more than 30 days, we will pay interest at the rate of 3% a year. If we are asked for the values which apply, we will furnish them.

MISCELLANEOUS

Ownership - While any insurance is in force after the Insured's death, the insured spouse will be the owner of the contract and will be entitled to any contract benefit and value and the exercise of any right and privilege granted by the contract or by us. But any insurance payable upon the Insured's death will be payable to the beneficiary for that insurance.

AL 451 B-96

Beneficiary - The word beneficiary where we use it in this contract without qualification means the beneficiary for insurance payable upon the death of the insured.

On the contract date, unless we issue the contract with an endorsement that states otherwise, the beneficiary for insurance payable upon the death of the insured spouse will be the Insured if living, otherwise the estate of the insured spouse.

You may change the beneficiary for insurance payable upon the death of the insured spouse. The request must be in a form that meets our needs. It will take effect only when we file it; this will be after you send us the contract, if we require it to issue an endorsement. Then any previous beneficiary's interest in such insurance will end as of the date of the request. It will end then even if the insured spouse is not living when we file the request. Any beneficiary's interest is subject to the rights of any assignee we know of.

When a beneficiary is designated, any relationship shown is to the Insured, unless otherwise stated.

Misstatement of Age or Sex - If the insured spouse·s stated age or sex or both are not correct, we will change each benefit and any amount payable to what the premiums and charges would have bought for the correct age and sex.

The Schedule of Premiums may show that premiums change or stop on a certain date. We may have used that date because the insured spouse would attain a certain age on that date. If we find that the issue age for the insured spouse was wrong, we will correct that date.

Suicide Exclusion - If the insured spouse. whether sane or insane, dies by suicide within the period which we state in the Suicide Exclusion under Death Benefits provision, we will not pay the amount we describe under Benefit above. Instead, we .will pay no more than the sum of the monthly charges deducted for this benefit to the date of death plus the charge for applicable taxes. We will make that payment in one sum.

Reinstatement - If this contract is reinstated, it will not include the insurance that we provide under this benefit on the life of the insured spouse unless you prove to us that the insured spouse is insurable for the benefit.

Incontestability - Except for default, we will not contest this benefit after it has been in force during the insured spouse's lifetime for two years from the issue date.

TERMINATION OF BENEFIT

This benefit will end on the earliest of:
1.the end of the last day of the grace period if the contract is in default; it will not continue if either extended insurance or reduced paid-up insurance takes effect;
2.the date the contract is surrendered under its Cash Value Option, if it has one, or the paid-up insurance, if any, under the benefit is surrendered;
3.the end of its term period; and
4.the date the contract ends for any other reason.

Further, if you ask us in a form that meets our needs, we will cancel the benefit as of the firs monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.
This Supplementary Benefit rider
attached to this contract on the Contract Date

The Prudential Insurance Company of America,
AL 451 B-96

By: /s/ Isabelle L. Kirchner
             Secretary

AL 451 B-96